UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2022
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7):
Yes ☐    No ☒

2021 Results

Consolidated Financial Statements

PagSeguro Digital Ltd.

As of December 31, 2021 and 2020 and Reports of
Independent Registered Public Accounting Firms

VISA

PAGS
LISTED
NYSE

PagSeguro Digital Ltd.
Consolidated financial statements
As of December 31, 2021 and 2020

PAGSEGURO.COM.BR

Report of independent registered
public accounting firm
To the Board of Directors and Shareholders
PagSeguro Digital Ltd.
Opinions on the financial statements and
internal control over financial reporting
We have audited the accompanying consolidated balance sheets of PagSeguro Digital Ltd. and its subsidiaries (the "Company") as of December 31, 2021 and 2020, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054,
T: +55 (11) 3674 2000, www.pwc.com.br
DPT:\REP\PAGSEGUROPCAOB21.REP

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and limitations of internal
control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition
As described in Note 2.15 to the consolidated financial statements, revenue comprises mainly fees charged for the electronic intermediation of the purchases made through the Company's electronic platform, and financial income mostly related to early payments made to merchants. Revenues from the intermediation transactions are recognized when the purchase transaction is approved by the financial institutions (card issuers) and the Company performance obligation related to the electronic validation of the transaction is completed, while financial income is recognized when the payment to the merchant is anticipated. The Company recorded during the year ended December 31, 2021 as "revenue from transaction activities and other services", substantially related to electronic intermediation fees, and "financial income", mostly related to early payments to merchants, the amounts of R$ 6,784,806 thousand and R$ 3,514,425 thousand, respectively, as described in Note 23 to the consolidated financial statements.
The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter are (i) the complex information technology environment used to process a high volume of transactions with individually low amounts, resulting in a significant volume of data being extracted from the systems of the Company which needs to be reconciled with general ledger before being used for the audit procedures purpose, and (ii) effort in performing audit procedures and in evaluating audit evidence considering the high volume of data.
Our approach to addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition process. The procedures also included, among others, (1) reconciliation of the data extracted from the systems with the general ledger, (2) performing audit procedures over the information technology general controls of the Company's systems, (3) test the mathematical accuracy of the revenue recognized as a percentage of the transactions selected, also testing if the percentages applied for these transactions were in accordance with the applicable agreements, (4) performing, on a sample basis, cash collection inspection for the transactions selected and (5) evaluating the sufficiency of the Company's disclosures.
Measurement of expected credit losses for loans and receivables from credit card holders
As described in Notes 3.4 and 8 to the consolidated financial statements, as at December 31, 2021, the expected credit losses on (i) loans and (ii) receivables from credit card holders was R$ 256,927 thousand and R$ 174,046 thousand, respectively. The balance of (i) loans and (ii) receivables from credit card holders as at December 31, 2021, was R$ 1,069,671 thousand and R$ 726,095 thousand, respectively. Management assesses the adequacy of the expected credit losses ('ECL') using projections of losses, based on the actual credit exposure and aging for the portfolios at the date and historical default rates measured under the collective models applied by the management that uses the following assumptions: (i) historical loss records; and (iii) estimated future cash flows.

The principal considerations for our determination that performing procedures relating to the measurement of expected credit losses is a critical audit matter are (i) there was significant judgment and assumptions used by management in determining the expected credit losses and the collective model applied, considering the increase in the size of the portfolio, changes in the volume and severity of past due loans and credit card receivables during the current year; (ii) the complexity involved in the process of determining historical default rates of the portfolios; and (iii) effort in performing procedures and in evaluating audit evidence obtained related to the calculations of the percentage of provision by aging of portfolios.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management's measurement of expected credit losses, which included controls over the historical default rates and projections of portfolio future cash flows used in the determination of the percentage of the provision by aging of portfolios. These procedures also included, among others: (i) the involvement of professionals with knowledge in testing management's process for determining the expected credit losses, including evaluating the appropriateness of the methodology and collective models, testing the accuracy and completeness of data used, and evaluating the reasonableness of significant assumptions; (ii) the analysis of management's accounting policies in comparison with IFRS 9; and (iii) evaluating the sufficiency of the Company's disclosures.
São Paulo, March 17, 2022

/s/PricewaterhouseCoopers
Auditores Independentes Ltda.
We have served as the Company's auditor since 2020.

Report of independent registered public accounting firm
To the Shareholders and Board of Directors of
PagSeguro Digital Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”) of PagSeguro Digital Ltd. (the Company). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition
Description of the matter	As described in note 2.14 Revenue from transaction activities and other services comprise revenue from fees charged for intermediation in electronic payments and other services such as prepaid cards, while Financial income mostly comprises revenue derived from early payments to merchants. Revenues from transaction activities are recognized at the time the purchase is approved by the related financial institution while financial income is recognized at the time the merchant agrees to receive an early payment for sales in installments. For the year ended December 31, 2019, revenue from transaction activities and other services and financial income amounted to R$3,376 million and R$ 2,031 million, respectively, as disclosed in Note 22 to the consolidated financial statements.

Auditing the Company’s revenue from transaction activities and financial income is complex as such activities are all processed through a complex information technology environment, with a high volume of transactions and for individually low amounts. This results in a significant volume of data required to be extracted from the Company’s system for purposes of auditing and reconciling the general ledger and related supporting documentation. Also, the identification and evaluation of terms and conditions in multiple contractual arrangements required incremental audit effort to determine the distinct performance obligations and the timing of revenue recognition.

How we addressed the matter in our audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s accounting for revenue recognition. For example, we have involved our Information Technology professionals to assist us in testing the relevant controls over the information systems that are important to the initiation, recording and billing of revenue transactions.

To test the recognition of revenue by the Company our audit procedures included, among others, assessing for a sample of contracts the methodology applied for revenue recognition; testing the mathematical accuracy of the Company’s calculation of the amount of revenue to be recognized as a percentage of the total transaction value; assessing whether the percentages applied were in accordance with to the contractual agreement with the customer, evaluating whether revenue was recorded in the proper period and testing subsequent collection of individual transactions. In addition, we assessed the adequacy of the related disclosures in the consolidated financial statements.
/s/ Ernst & Young Auditores Independentes S.S.
We have served as the Company’s auditor on 2019.
São Paulo, Brazil
February 26, 2020

Management's Report on Internal Control over Financial Reporting
The management of Pagseguro Digital Ltd. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
The Company's internal control over financial reporting is a process under the supervision of the co-chief executive officer and chief financial officer and effected by the Company's Statutory Audit Committee, the Company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with and in compliance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with and in compliance with IFRS as issued by the IASB and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2021, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2021 the Company's internal control over financial reporting is effective.
São Paulo
March 15, 2022.

/s/ Alexandre Magnani	/s/ Artur Schunck
Alexandre Magnani	Artur Gaulke Schunck
Co-Chief Executive Officer	Chief Financial Officer

investors.pagseguro.com

PagSeguro Digital Ltd.
Consolidated balance sheets
As of December 31, 2021 and 2020
(All amounts in thousands of reais)

	Note	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	6	1,794,362	1,640,065
Financial investments	7	782,647	979,837
Accounts receivable	8	23,428,522	16,042,970
Inventories		49,537	30,429
Tax receivable	9	469,490	388,975
Other receivables		194,776	164,805
Total current assets		26,719,334	19,247,081

Non-current assets
Accounts receivable	8	228,880	33,570
Judicial deposits		40,224	7,449
Deferred income tax and social contribution	20	120,762	83,296
Other receivables		11,710	10,293
Investment		15,666	16,400
Property and equipment	12	2,289,052	1,802,613
Intangible assets	13	1,650,176	1,123,620
Total non-current assets		4,356,470	3,077,241

Total assets		31,075,804	22,324,322
The accompanying notes are an integral part of these consolidated financial statements.

investors.pagseguro.com

PagSeguro Digital Ltd.
Consolidated balance sheets
As of December 31, 2021 and 2020
(All amounts in thousands of reais)

	Note	December 31, 2021	December 31, 2020
Liabilities and equity
Current liabilities
Payables to third parties	14	13,217,150	10,101,510
Trade payables		578,004	335,539
Payables to related parties	10	543,621	58,336
Deposits	15	3,056,444	571,996
Salaries and social security charges	16	259,724	175,198
Taxes and contributions	17	63,934	26,042
Provision for contingencies	18	27,653	17,063
Borrowings	19	1,005,787	—
Derivative financial instruments	19	14,317	—
Deferred revenue	2.15	162,566	186,219
Other liabilities		73,719	102,572
Total current liabilities		19,002,919	11,574,475

Non-current liabilities
Deferred income tax and social contribution	20	1,391,760	1,132,595
Deposits	15	77,552	194,090
Provision for contingencies	18	13,910	11,741
Deferred revenue	2.15	17,300	27,336
Other liabilities		70,165	56,626
Total non-current liabilities		1,570,687	1,422,388

Total liabilities		20,573,606	12,996,863

Equity
Share capital	21	26	26
Treasury shares	21	(285,011)	(13,609)
Capital reserve	21	6,076,286	5,784,288
Retained earnings	21	4,732,624	3,566,522
Equity valuation adjustments	21	(22,372)	(22,372)
Other comprehensive income	21	645	491
		10,502,198	9,315,346

Non-controlling interests		—	12,113

Total equity		10,502,198	9,327,459

Total liabilities and equity		31,075,804	22,324,322
The accompanying notes are an integral part of these consolidated financial statements.

investors.pagseguro.com

PagSeguro Digital Ltd.
Consolidated statements of income
Year ended December 31, 2021, 2020 and 2019
(All amounts in thousands of reais unless otherwise stated)

		For the year ended December 31,
	Note	2021	2020	2019

Revenue from transaction activities and other services	23	6,784,806	4,508,719	3,376,068
Revenue from sales	23	—	—	174,226
Financial income	23	3,514,425	2,177,360	2,030,511
Other financial income	23	149,491	128,594	126,404

Total revenue and income		10,448,722	6,814,673	5,707,209

Cost of sales and services	24	(5,775,895)	(3,772,298)	(2,762,087)
Selling expenses	24	(1,523,908)	(617,463)	(565,170)
Administrative expenses	24	(877,559)	(563,893)	(427,366)
Financial expenses	24	(790,635)	(109,232)	(38,138)
Other income (expenses), net	24	7,302	22,904	(1,909)

Profit before income taxes		1,488,027	1,774,691	1,912,539

Current income tax and social contribution	20	(119,801)	(62,840)	(24,471)
Deferred income tax and social contribution	20	(201,942)	(419,551)	(521,043)

Income tax and social contribution		(321,743)	(482,391)	(545,514)

Net income for the year		1,166,284	1,292,300	1,367,025

Attributable to:
Equity holders of the parent		1,166,102	1,291,658	1,365,597
Non-controlling interests		182	642	1,428

Basic earnings per common share - R$	22	3,5303	3,9225	4,1613
Diluted earnings per common share - R$	22	3,5105	3,9163	4,1475
The accompanying notes are an integral part of these consolidated financial statements.

investors.pagseguro.com

PagSeguro Digital Ltd.
Consolidated statements of comprehensive income
Years ended December 31, 2021, 2020 and 2019
(All amounts in thousands of reais)

	For the year ended December 31,
	2021	2020	2019

Net income for the year	1,166,284	1,292,300	1,367,025
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	(117)	959	(425)
Loss on investments designated at fair value through OCI	411	(421)	(42)
Income tax and social contribution	(140)	143	14
Other comprehensive income for the year	1,166,438	1,292,981	1,366,572

Attributable to
Equity holders of the parent	1,166,256	1,292,339	1,365,144
Non-controlling interests	182	642	1,428
Net income for the year	1,166,438	1,292,981	1,366,572
The accompanying notes are an integral part of these consolidated financial statements.

investors.pagseguro.com

PagSeguro Digital Ltd.
Consolidated statements of changes in equity
Years ended December 31 2021, 2020 and 2019
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non-controlling interests	Total equity

On December 31, 2018		26	(39,532)	5,647,263	40,871	909,267	(7,588)	263	6,550,570	23,806	6,574,376
Net income for the year		—	—	—	—	1,365,597	—		1,365,597	1,428	1,367,025
Currency translation adjustment		—	—	—	—	—	—	(425)	(425)	—	(425)
Loss on financial assets through OCI		—	—	—	—	—	—	(28)	(28)	—	(28)
Non-controlling acquisition		—	—	—	—	—	(14,784)		(14,784)	(2,850)	(17,634)
Shares issued		—	—	38,992	(38,992)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	93,369	—	—	—	93,369	—	93,369
Acquisition of treasury shares		—	(1,735)	—	—	—	—	—	(1,735)	—	(1,735)

On December 31, 2019		26	(41,267)	5,686,255	95,248	2,274,864	(22,372)	(190)	7,992,564	22,384	8,014,948
Net income for the year		—	—	—	—	1,291,658	—	—	1,291,658	642	1,292,300
Currency translation adjustment		—	—	—	—	—	—	959	959	—	959
Loss on financial assets through OCI		—	—	—	—	—	—	(278)	(278)	—	(278)
Non-controlling acquisition		—	—			—	—	—	—	(10,913)	(10,913)
Shares issued		—	—	3,834	(3,834)	—	—		—		—
Share based long term incentive plan (LTIP)		—	—	—	75,218				75,218		75,218
Acquisition of treasury shares		—	(44,775)	—		—	—	—	(44,775)	—	(44,775)
(LTIP) of treasury shares			72,433	—	(72,433)	—	—	—	—	—	—

On December 31, 2020		26	(13,609)	5,690,089	94,199	3,566,522	(22,372)	491	9,315,346	12,113	9,327,459

Net income for the year	21	—	—	—	—	1,166,102	—	—	1,166,102	182	1,166,284
Currency translation adjustment	21	—	—	—	—	—	—	(117)	(117)	—	(117)
Loss on financial assets through OCI	21	—	—	—	—	—	—	271	271	—	271
Non-controlling acquisition	21	—	—	—	—	—	—	—	—	(12,295)	(12,295)
Shares issued	21	—	—	138,665	(138,665)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	21	—	—	—	305,408	—	—	—	305,408	—	305,408
Acquisition of treasury shares	21	—	(284,812)	—	—	—	—	—	(284,812)	—	(284,812)
(LTIP) of treasury shares	21	—	13,410	—	(13,410)	—	—	—	—	—	—

On December 31, 2021		26	(285,011)	5,828,754	247,532	4,732,624	(22,372)	645	10,502,198	—	10,502,198
The accompanying notes are an integral part of these consolidated financial statements.

investors.pagseguro.com

PagSeguro Digital Ltd.
Consolidated statements of cash flows
Years ended December 31, 2021, 2020 and 2019
(All amounts in thousands of reais)

	For the year ended December 31,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,488,027	1,774,691	1,912,539
Expenses (revenues) not affecting cash:
Depreciation and amortization	768,593	376,335	128,348
Chargebacks and ECL	664,268	288,309	200,633
Accrual of provision for contingencies	25,938	6,409	8,227
Share based long term incentive plan (LTIP)	370,629	122,870	93,369
Reversal of taxes and contributions	(4,638)	(84,294)	—
Loss on disposal of property, equipment and intangible assets	28,393	19,465	9,393
Derivative Financial Instruments, net	5,952	—	—
Interest accrued	230,555	17,222	(78,649)
Other (income) cost, net	103,667	(18,185)	(26,936)

Changes in operating assets and liabilities
Accounts receivable	(9,303,060)	(5,586,919)	(3,125,537)
Financial investments (mandatory guarantee)	(84,534)	43,229	(161,426)
Inventories	(132,398)	31,602	14,216
Taxes recoverable	(36,565)	(206,221)	(22,386)
Other receivables	(62,084)	(78,744)	(68,008)
Deferred revenue	(33,689)	145,005	68,550
Other liabilities	(17,312)	67,669	(7,923)
Payables to third parties	2,940,739	4,173,264	1,002,092
Trade payables	243,585	72,328	89,962
Receivables from (payables to) related parties	471,585	38,250	(8,610)
Deposits	2,276,041	758,003	—
Salaries and social charges	(8,091)	7,605	32,866
Taxes and contributions	(11,499)	(34,438)	(1,475)
Provision for contingencies	(17,763)	(1,127)	(4,822)
	(93,661)	1,932,328	54,423

Income tax and social contribution paid	(76,782)	(46,384)	(88,184)
Interest income received	1,068,450	266,719	522,542

NET CASH PROVIVED BY OPERATING ACTIVITIES	898,007	2,152,663	488,781

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions; net of cash acquired	(43,367)	(345,602)	(17,739)
Purchases of property and equipment	(972,274)	(1,522,769)	(333,376)
Purchases and development of intangible assets	(779,555)	(523,785)	(369,415)
Redemption (Acquisition) of financial investments	324,247	530,667	(1,109,619)

NET CASH USED IN INVESTING ACTIVITIES	(1,470,949)	(1,861,489)	(1,830,149)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	1,012,086	—	—
Acquisition of treasury shares	(257,992)	(44,775)	(1,735)
Transaction with non-controlling interest	—	—	(15,992)
Payment of leases	(15,148)	—	—
Capital increase by non-controlling shareholders	(11,708)	(10,289)	(223)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	727,238	(55,064)	(17,950)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	154,297	236,110	(1,359,095)
Cash and cash equivalents at the beginning of the year	1,640,065	1,403,955	2,763,050
Cash and cash equivalents at the end of the year	1,794,362	1,640,065	1,403,955
The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

1.General information
PagSeguro Digital Ltd. ("PagSeguro Digital" or the "Company") is a holding company, subsidiary of Universo Online S.A. ("UOL"), referred to, together with its subsidiaries, as the "PagSeguro Group", was incorporated on July 19, 2017. 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A., (formerly Pagseguro Internet S.A.) ("PagSeguro Brazil") were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses ("SMEs").
On July 15, 2020 PagSeguro Group constituted a holding company incorporated under PagSeguro Digital called PagSeg Participações Ltda. ("PagSeg") and on October 22, 2020, PagSeguro Group constituted another holding company incorporated under PagSeg called PagBank Participações Ltda. ("PagBank").
On December 30, 2020, Pag Bank acquired 20% of the share capital of BoletoFlex Tecnologia e Serviços LTDA. ("BoletoFlex"). Total consideration paid amounted to R$15,000 which was settled in cash on January 4, 2021 and on December 31, 2020 this amount was recognized in other liabilities. PagSeguro Brazil does not have control of BoletoFlex operation, based on IFRS 3. BoletoFlex is not consolidated in these financial statements.
On March 18, 2021, PagSeguro Group constituted a holding company incorporated under PagSeguro Digital called PagSeguro Holding Ltd (“PSHC”). Additionally, during the third quarter of 2021, Pagseguro Group established four new subsidiaries under PSHC: Pagseguro Chile SPA (“Pagseguro Chile”), Pagseguro Colombia S.A.S (“Pagseguro Colombia”), PSGP México S.A de C.V. (“PSGP Mexico”) and Pagseguro Peru S.A.C. (“Pagseguro Peru”), these companies do not yet operate in the year ended December 31, 2021.
In January 2021, PagSeguro Group submitted a request for Brazilian Central Bank approval of a corporate reorganization involving certain of its subsidiaries, this reorganization was approved by Brazilian Central Bank on August 16, 2021. The proposed PagSeguro Group reorganization is intended to improve administration of the corporate structure and to group the operating subsidiaries under appropriate holding companies based on the services provided by each one.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
1.General information (continued)
After this corporate reorganization, the group subsidiaries are as follows:
•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. ("Biva Sec"), Fundo de Investimento em Direitos Creditórios - PagSeguro ("FIDC"), RegistraSeguro S.A. ("RegistraSeguro"), Wirecard Brazil Instituição de Pagamento S.A. (formerly Wirecard Brazil S.A.) ("MOIP") and Concil Inteligência em Negociação S.A (“Concil”). PagSeguro Brazil acquired 100.00% of the issued shares of Concil on August 12, 2021 as detailed in Note 10.
•PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. ("Net+Phone"), Boa Compra Tecnologia Ltda. ("Boa Compra"), BCPS Online Services Lda. ("BCPS"), CDS Serviços Financeiros LTDA. ("CDS"), Pagseguro Biva Serviços Financeiros Ltda (“Biva Serviços”) and PagBank.
•PagBank subsidiaries are Tilix Digital Ltda. ("TILIX"), YAMÍ Software & Inovação Ltda. ("YAMÍ") and Zygo Serviços de Tecnologia S.A. ("ZYGO").
•PSHC subsidiaries are Pagseguro Chile, Pagseguro Colombia, Pagseguro Peru and PSGP México.
•BS Holding subsidiary is BancoSeguro S.A. (“Bancoseguro”).
•Biva Serviços subsidiary is Pagseguro Biva Correspondente Bancário Ltda (“Biva Corban”).
These consolidated financial statements include Pagseguro Brazil, PagSeg, PSHC, BS Holding and corresponding subsidiaries.
1.1     COVID-19
The Company has observed that the main impact of the COVID-19 pandemic in total purchase volume (TPV) has occurred between March and June 2020. In the third and fourth quarter of 2020, most of the cities in Brazil started a reopening process, with a gradual recovery of important commercial activities such as shopping malls, general retail, restaurants, and bars, among other non-essential and in-store businesses.
During the year ended December 31, 2021, the Company observed that, in the first three months, there was an increase in the number of people infected by COVID-19 and consequently the return of partial shutdowns and social isolation in several cities and states of the country. In the second quarter of 2021, most of the cities in Brazil accelerated the vaccination of the population, and consequently, the Company saw a graduated reopening process, with extension of opening hours of commercial activities. In the third quarter of 2021, the Company observed the returning of social events with public, consequently the growth of TPV. At the end of the fourth quarter, Brazil began to see an increase in contagions mainly related to Omicron without impact in PagSeguro business.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
1.General information (continued)
The Company has a significant variable cost structure mainly related to TPV, such as processing, interchange, card scheme fees and chargebacks. Marketing and sales expenses are also variable and depends on the Company’s strategy to leverage new products and services such as PagBank. The Company is also still accompanying the evolution of the Brazilian economy and reassessing, when necessary, the provisions for loss allowance for expected credit losses.
The Company has a solid position in terms of cash, liquidity and working capital levels and in the years ended December 31, 2021 and 2020 has not faced impairment of assets due to COVID-19.
1.2     Additional information
Wirecard Brazil Instituição de Pagamento S.A. (“MOIP”) is a subsidiary that PagSeguro acquired in October 2020, which represented less than 3% of the Group’s consolidated assets as of December 31, 2021 and less than 2% and 1% of the consolidated revenue and net income for the year ended December 31, 2021. MOIP was involved in a cyberattack between September 25 and September 29, 2021 (the “Incident”). The hackers demanded that the Company make a specified payment to prevent the public disclosure or sale of the targeted hacked data that was compromised in the Incident, which included personal profile information of MOIP customers. At the time of the Incident, MOIP had a distinct and separate IT server and operating environment from the rest of PagSeguro’s IT platform and systems, and therefore none of PagSeguro’s databases, customer information or systems were subject to the Incident, or formed part of the compromised data, beyond those independently within the MOIP IT environment. PagSeguro promptly followed the requirements of applicable Brazilian law, including the filing of a formal report to the Brazilian National Authority for Data Protection (Autoridade Nacional de Proteção de Dados) and Brazilian Central Bank on October 7, 2021.
After completion of the assessment, without financial impacts, PagSeguro communicated to the ANPD on January 5, 2022 through a complementary form to the one initially reported on October. During the review of the Incident, PagSeguro not identified evidence of unauthorized access to sensitive information, such as passwords or credit card details. PagSeguro confirms that the Incident has not had a material adverse financial impact on the company or on its customers, and PagSeguro’s IT systems (including MOIP’s IT environment) are operating normally, with heightened security measures undertaken in response to the Incident

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

2.Presentation and preparation of the consolidated financial statements and significant accounting policies
2.1.    Basis of preparation of the consolidated financial statements
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value.
The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying PagSeguro Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.
These consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 2021, were authorized for issuance by PagSeguro Digital's Board of Directors on March 15, 2022.
2.2.    Basis of consolidation
PagSeguro Group consolidates all entities over which it has control. Control is achieved when PagSeguro Group is exposed or has rights to variable returns with its involvement with the investee and can affect those returns through its power over the investee's relevant activities.
Subsidiaries are all entities over which PagSeguro Digital has control. Subsidiaries are fully consolidated from the date PagSeguro Group obtains control of the subsidiary and ceases when PagSeguro Group loses control of the subsidiary. The subsidiaries included in the consolidation are described in Note 4.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
2.3.    Foreign currencies
i)Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency sport rates of exchange at the reporting date. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
ii)Group companies
On consolidation, the assets and liabilities of foreign operations are translated into Reais at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions.
The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.
2.4.    Cash and cash equivalents
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and not for investment or any other purposes. PagSeguro Group classifies as cash equivalents a financial investment that can be immediately converted into a known amount of cash and is subject to immaterial risk of change in value. PagSeguro Group classifies financial instruments with original maturities of three months or less as cash equivalents.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
2.5.    Financial instruments - initial recognition and subsequent measurement
i)Financial assets
Initial recognition and measurement
Financial assets are classified, at initial recognition and subsequently measured at amortized cost, fair value through other comprehensive income ("OCI"), and fair value through profit or loss. The classification depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.
For a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest ("SPPI") on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.
The Group's business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling (such as the financial investment disclosed on Note 7).
Financial assets include cash and cash equivalents, financial investments, accounts receivable, judicial deposits and other receivables.
Subsequent measurement
The subsequent measurement of financial assets depends on their classification, which may be (i) financial assets at amortized cost; (ii) financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments); (iii) financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and (iv) financial assets at fair value through profit or loss.
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
Financial assets at amortized cost
Financial assets at amortized cost relating to debt instruments are subsequently measured using the effective interest method and are subject to impairment. Financial assets at amortized cost relating to equity instruments are measured at cost of acquisition. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired.
The Group's financial assets at amortized cost includes cash and cash equivalents, accounts receivable, judicial deposits, investments, and other receivables.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are presented at fair value in the balance sheet, with the corresponding gains or losses recognized in the statement of income. The Group does not hold any financial asset within this category.
Financial assets at fair value through OCI
For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.
The Group's debt instruments at fair value through OCI includes investments in Brazilian Treasury Bonds, as disclosed in Note 7.
Financial assets designated at fair value through OCI (equity instruments)
Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. The Group does not hold any financial asset within this category.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
Derecognition
A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:
•The rights to receive cash flows from the asset expire; or
•PagSeguro Group transfers its rights to receive cash flows from the asset or assumes an obligation to pay the received cash flows in full to a third party under a "pass-through" arrangement; and (a) transfers virtually all the risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control of the asset.
When PagSeguro Group has transferred its rights to receive cash flows from an asset and has not transferred or retained substantially all the risks and benefits of the asset, this asset is recognized to the extent of PagSeguro Group's continuing involvement in the asset. In such case, PagSeguro Group also recognizes an associated liability.
The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that PagSeguro Group has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that PagSeguro Group may be required to repay.
ii)Impairment of financial assets
PagSeguro Group assesses, at the balance sheet date, if there is objective evidence that a financial asset or a group of financial assets is impaired. The Group recognizes an allowance for expected credit losses ("ECLs") for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
The Group applies a credit risk policy taking into consideration the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers. To mitigate this risk, the PagSeguro Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, as discussed in Note 26.
For debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. The Group's debt instruments at fair value through OCI comprise solely investments in Brazilian Treasury Bonds, considered to be low credit risk investments.
iii)Financial liabilities
Initial recognition and measurement
Financial liabilities are classified at initial recognition, as financial liabilities at fair value through profit or loss, or amortized cost. PagSeguro Group determines the classification of its financial liabilities at initial recognition.
Financial liabilities include payables to third parties, payables to related parties, trade payables and other payables.
Subsequent measurement
The subsequent measurement of financial liabilities depends on their classification, which may be as follows:

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include held-for-trading financial liabilities and financial liabilities designated at fair value through profit or loss at initial recognition.
Financial liabilities are classified as held-for-trading if acquired for sale in the short term. This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IFRS 9 - Financial Instruments.
Gains and losses on held-for-trading liabilities are recognized in the statement of income.
Financial liabilities at amortized cost
After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method, and are recognized in the statement of income.
Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in "Financial expenses" in the statement of income.
Derecognition
A financial liability is derecognized when the obligation is discharged, canceled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.
iv)Financial instruments - offsetting
Financial assets and liabilities are presented net in the balance sheet if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
v)Fair value of financial instruments
The fair value of financial instruments actively traded in organized markets is determined based on quoted market prices at the balance sheet date, without a deduction of transaction costs.
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These techniques include the use of recent arm's length transactions, reference to other similar instruments, discounted cash flow analysis or other valuation methods.
vi)Current versus non-current classification
The PagSeguro Group presents financial assets and liabilities in the balance sheet based on current and non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in the normal operating cycle; (ii) held primarily for the purpose of trading; (iii) expected to be realized within twelve months after the reporting period; or (iv) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.
A liability is current when: (i) it is expected to be settled in the normal operating cycle; (ii) it is held primarily for the purpose of trading; (iii) it is due to be settled within twelve months after the reporting period; or (iv) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.
vii)Derivative Financial Instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the remaining period until maturity, using a recalculated effective interest rate.
2.6.    Accounts receivable
Accounts receivable include mainly the receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform and credit operations. Accounts receivables are initially recorded at the fair value net of the expected credit losses. If the term is equivalent to one year or less, accounts receivable is classified as current assets, if not, as non-current assets.
Based on PagSeguro Brazil's risk assessment, the expected credit loss is mainly comprised of transactions approved by large financial institutions that have a low overall risk level based on ratings received from major credit rating agencies. Additionally, these financial institutions are the legal obligors to the accounts receivable (note 26).
For debit and credit cards receivables from the clients, the credit risk is low based on historical credit losses and is updated considering other external factors, such as credit ratings assigned by FITCH, S&P and Moody's.
PagSeguro Group incurs financial expenses when an election to receive early payment of accounts receivable from financial institutions is made. This financial expense is recognized at the time the financial institution agrees to liquidate the accounts receivable due in installments on a prepaid basis, and it is recorded as Financial expenses in the statement of income.
2.7.    Inventories
Inventories consist of POS devices. Inventories are stated at historical cost. The Company used the average cost method to account for inventories' cost and corresponding provision for losses is recognized when sale value is higher than its purchase cost.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
2.8.    Property and equipment
Property and equipment is stated at historical cost, net of accumulated depreciation and accumulated impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items and may also include finance costs related to the acquisition of qualifying assets.
Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to PagSeguro Group and that such benefits can be reliably measured.
The carrying amount of replaced items or parts is derecognized. All other repairs and maintenance expenses are charged to the statement of income during the year in which they are incurred.
The assets' residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. Depreciation is calculated using the straight-line method, based on the estimated useful lives, as shown below:

Data processing equipment (includes the POS devices)	2.5 to 5 years
Building leasings	5 to 10 years
Machinery and equipment	5 to 10 years
Other assets	5 to 10 years
During 2021, the Company reviewed the estimated useful lives of these assets and no significant change was identified.
An item of property and equipment is derecognized upon disposal or when future economic benefits are expected from its use or disposal. Any gain or loss on disposal (calculated as the difference between the net disposal proceeds with the carrying amount of the asset) is recognized within "Other (expenses) income, net" in the statement of income when an asset is derecognized.
An asset's carrying amount is immediately written down to its recoverable amount when the asset's carrying amount is greater than its estimated recoverable amount. See note 2.10.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
2.9.    Intangible assets
Software licenses are recorded at historical cost. Software licenses are amortized on the straight-line basis over the estimated useful life of the software which is approximately five years.
Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by PagSeguro Group are recognized as intangible assets.
Directly attributable costs relating to internal development of software are capitalized as part of the software product, which mainly includes costs incurred with employees and third-party contracted services.
Other development expenditures that do not meet the capitalization criteria are expensed as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period and are included in the income statement.
Capitalized computer software development costs are amortized over their estimated useful lives which are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. In 2019 the useful life of software's developed was changed from three years to five years from the date that technological feasibility is met. This change was based on the following assumptions: i) business strategy, ii) history of use of goods/technology, iii) guarantee of suppliers, iv) technical quality of assets and v) preventive maintenance.
2.10.    Impairment of non-financial assets
The PagSeguro Group assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the PagSeguro Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
In assessing value in use, the estimated future cash flows are discounted to their present value using a pos-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.
The Group bases its impairment calculation on most recent budgets and forecast calculations. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.
For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset's or CGU's recoverable amount. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Goodwill is impaired when the recoverable amount of the CGU is less than it is carrying amount, an impairment loss is recognized.
2.11.    Payables to third parties
Payables to third parties refer to funds payable and amounts due to merchants that use PagSeguro Brazil platform. PagSeguro Group recognizes a liability for the transaction amount, net of the transaction cost that will be made available to the merchant on its PagSeguro account.
The payables to third parties from installment transactions are estimated based on the fair value, in accordance with the terms of these transactions.
2.12. Deposits
The PagSeguro Group has sell-buy back transactions (sales of financial assets with future repurchase agreement). Such repurchase agreements are recorded in term deposits accounts when refers to certificate deposits operations and interbank deposits accounts for financial letter issuance purposes. The difference between sale price and repurchase price is treated as interest and it is recognized during the term of the agreement by effective interest rate method.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
2.13. Borrowings
Borrowings are initially recognized at fair value less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method, except for the embedded derivative, which is measured at fair value through profit or loss.
Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized as well as through the effective interest method amortization process. Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the consolidated income statements.
2.14. Provisions
Provisions are recognized when PagSeguro Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. When PagSeguro Group expects the value of a provision to be reimbursed, in whole or in part (for example, due to an insurance contract) the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. Expenses associated with any provisions are presented in the statement of income, net of any reimbursements. PagSeguro Group is a party to legal and administrative proceedings.
Provisions are established for all contingencies related to lawsuits for which it is probable that an outflow of funds will be necessary to settle the contingency/obligation and a reasonable estimate can be made. The assessment of the likelihood of loss includes the evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their importance in the legal system, as well as the opinion of outside legal counsel. The provisions are reviewed and adjusted to reflect changes in circumstances.
2.15. Revenue and income
Revenue from contract with customers is recognized as control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services in the ordinary course of PagSeguro Group's activities. Revenue is presented net of sales and excise taxes and returns.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
PagSeguro Group's revenue from contract with customers substantially comprises:
•Revenue from transaction activities and other services: Revenue from fees charged for intermediation of electronic payments, and other services such as prepaid cards, which are recognized at the time the purchase is approved by the financial institution. Revenues from fees charged for intermediation of electronic payments are recognized on a gross basis and related transaction costs are recognized as Cost of sales and services, since PagSeguro Group is the principal in the intermediation transaction. PagSeguro Group has primary responsibility for providing the services to customers and directly sets the prices for such services, independently from the related transaction costs agreed between PagSeguro Group and the card schemes or card issuers.
•Revenue from sales (recognized until August 30, 2019): Revenue from sales of POS devices and similar items, which is recognized when control of a good is transferred to the customers, i.e., on delivery of the equipment. Under Brazilian consumer law, clients have seven days after ordering Point of Sale equipment ("POS devices") to cancel the purchase. Returns of devices are accounted for as deductions from revenue from sales at the time the equipment is returned. Revenue is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the equipment at the customer's location.
•Revenue from membership fee: Beginning on September 1st, 2019, the Company charges a non-refundable membership fee at the inception of the contract with customers that provides access to the PagSeguro Group ecosystem. Revenue related to the non-refundable membership fee has been deferred according to the PagSeguro clients' internal metrics and recognized in deferred revenues.
•Income is mostly comprised of financial income recognized because of the discount rate charged on the early payments of payables to third parties (merchants). The income is recognized at the time the merchant agrees to receive a sale in installments on an early payment basis, and it is recorded as financial income in the statement of income.
2.16. Current and deferred income tax and social contribution
Current income tax and social contribution
Tax assets and liabilities for the current year are calculated based on the expected recoverable amount or the amount payable to the tax authorities. The tax rates and tax laws used to calculate the amount are those enacted or substantively enacted at the balance sheet date in the countries where PagSeguro Group operates and generates taxable income.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
Current income tax and social contribution related to items recognized directly in equity are recognized in equity. PagSeguro Group periodically evaluates the tax positions involving interpretation of tax regulations and establishes provisions when appropriate.
Deferred taxes
Deferred taxes arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts at the balance sheet date.
Deferred tax liabilities are recognized for all temporary taxable differences, except in the following situations:
•When the deferred tax liability arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit; and
•On temporary tax differences related to investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognized on all deductible temporary differences and tax loss carryforwards, to the extent that it is probable that taxable profit will be available against which they can be offset, except:
•When the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss; and
•On the deductible temporary differences associated with investments in subsidiaries. Deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized.
The carrying amount of deferred tax assets is reviewed at each reporting date and a deferred tax asset is recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will be available to allow their utilization.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
Based on the local law of the Cayman Islands (specifically, the Companies Law of 1960), there is no taxation on the income earned by companies organized in this jurisdiction. Therefore, PagSeguro Digital has no income tax impacts in the Cayman Islands.
For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized, and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes, except for BancoSeguro, which currently defined tax rates of 25% for income tax and 25% for social contribution, according to the law 14.183.
Deferred tax assets and liabilities are presented on a net basis when there is legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.
2.17. Employee benefits - Profit sharing
PagSeguro Group recognizes a liability and an expense for profit sharing subject to achievement of operational targets and performance established and approved at the beginning of each fiscal year. PagSeguro Group recognizes a provision when contractually obliged or when there is a past practice that has created a constructive obligation.
2.18. Business combination and goodwill
PagSeguro Group accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances, and relevant conditions on the acquisition date. PagSeguro Group recognizes any non-controlling interest in the acquired business either at fair value or at the non-controlling interest's proportionate share of the fair value of the acquired businesses' identifiable net assets. Non-controlling interests are determined upon each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred.
Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of income. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9.
2.19. Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the PagSeguro Group's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
2.20. Share-based payments (LTIP and LTIP Goals)
LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, and ratified on August 7, 2019, February 21, 2020 and January 19, 2021. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of the Company’s Chairman of the board of directors and two officers of UOL. Beneficiaries under the LTIP-Goals are granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in the Company’s corporate results-sharing plan for any given year. If any portion of an award was payable in Class A common shares, the relevant value in Brazilian reais was converted into Class A common shares on the last business day of January for awards related to 2019 and 2020. For awards related to 2021 and beyond, the LTIP-Goals Committee will set a determination date that falls no later than on the last business day of March following the year for which such amount was awarded. Under the LTIP-Goals plan, the relevant payment shall be made and/or Class A common shares delivered within 10 business days of that determination date.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
Before the LTIP-Goals was created, members of management participated in the LTIP, which was established by UOL for its group companies on July 29, 2015 and was adopted by PagSeguro Digital Ltd. Beneficiaries under the LTIP were selected by UOL’s LTIP Committee, which consists of the Company’s chairman and two officers of UOL. Since the establishment of LTIP-Goals on December 18, 2018, no new rights have been, nor will be, granted under the LTIP. Beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. In this plan, employees (including senior executives) of the UOL group companies receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). The cost of equity-settled transactions is determined by the fair value at the date when the grant is made. These rights vest in five equal annual installments starting one year after the beneficiary’s grant date.
That cost is recognized in personnel expenses, together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.
2.21. New accounting standards adopted in 2021
The accounting policies adopted in the preparation of the Consolidated financial statements for the year ended December 31, 2021 are consistent with those adopted for the year ended December 31, 2020, except for the changes required by the pronouncements, interpretations and standards which became effective on January 1, 2021, as described below.
IFRS 17 Insurance Contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation, and disclosure, which became effective on January 1, 2021. IFRS 17 replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance, and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The Group analyzed their contracts and concluded that is not exposed to insurance contracts.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
2.22. New accounting standards not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
Amendment to IAS 16 "Property, plant and equipment": In May 2020, the IASB issued an amendment prohibiting an entity from deducting from the cost of property, plant and equipment amounts received from the sale of items produced while the asset is being prepared for its intended use. Such revenues and related costs must be recognized in profit or loss for the year. The effective date of application of this change is January 1, 2022. The group does not expect the new amendment to materially impact its results of operations.
Amendment to IAS 37 "Provision, Contingent Liabilities and Contingent Assets": In May 2020, the IASB issued this amendment to clarify that, for purposes of assessing whether a contract is onerous, the cost of performing the contract includes the incremental costs of performing of this contract and an allocation of other costs that relate directly to the performance of this contract. The effective date of application of this change is January 1, 2022. The group does not expect the new amendment to materially impact its results of operations.
Annual Improvements - 2018-2020 Cycle: In May 2020, the IASB issued the following changes as part of the annual improvement process, effective January 1, 2022:
(i) IFRS 9 - "Financial Instruments" - clarifies which rates must be included in the 10% test for the write-off of financial liabilities.
(ii) IFRS 16 - "Leases" - amendment of example 13 in order to exclude the example of lessor payments related to improvements in the leased property.
(iii) IFRS 1 "First-time Adoption of International Financial Reporting Standards" - simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent company, in relation to the measurement of the accumulated amount of exchange rate variations.
(iv) IAS 41 - "Biological Assets" - removal of the requirement to exclude cash flows from taxation when measuring the fair value of biological assets and agricultural products, thus aligning the fair value measurement requirements in IAS 41 with those of other IFRS standards.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
The group does not expect the new improvements to materially impact its results of operations.
Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity's expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies: in February 2021 the IASB issued a new amendment to IAS 1 on disclosure of "material" accounting policies rather than "significant" accounting policies. The amendments define what "material accounting policy information" is and explain how to identify it. It also clarifies that immaterial accounting policy information does not need to be disclosed, but if so, it should not obscure the relevant accounting information. To support this change, the IASB also amended the "IFRS Practice Statement 2 Making Materiality Judgments" to provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
Amendment to IAS 8 - Accounting Policies, Change in Estimate and Error Rectification: the amendment issued in February 2021 clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, as changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
Amendment to IAS 12 - Income Taxes: the amendment issued in May 2021 requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. This amendment is effective as of January 1, 2023.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

3.Accounting estimates and judgments
Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Based on assumptions, PagSeguro Group makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimates and assumptions are addressed below:
3.1.    Estimated useful life of intangible assets
PagSeguro Group uses an estimated useful life to calculate and record the amortization applied to its intangible assets which may differ from the actual term over which the intangible assets are expected to generate benefits for PagSeguro Group.
The amortization of software usage rights is defined based on the effective period of the license contracted. The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits for PagSeguro Group (note 2.9).
3.2.    Deferred income tax and social contribution
PagSeguro Group recognizes deferred income tax and social contribution based on future taxable profit estimates for the next ten years. These projections are periodically reviewed and approved by management.
3.3.    Provision for contingencies
PagSeguro Group recognizes provisions for civil, tax and labor lawsuits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or court decisions.
3.4.    Measurement of loss allowance for expected credit losses
For accounts receivable from cards issuers, PagSeguro Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
3.    Accounting estimates and judgments (Continued)
For loans and credit cards receivable with the clients, the provision rates are based on days past due and internal credit rating (i.e. the capacity and historical payments linked to the Client). The provision is initially based on the Group's historical observed default rates. PagSeguro periodically reassesses the premises to adjust the historical credit loss experience with prospective information every year. Therefore, if any external factor, as a representative fall-off in forecast economic indicators and unstable economic scenario indicates an increase in number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the future estimates are analyzed and adjusted.
3.5.    Business combinations
Businesses combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company to, and liabilities assumed by the Company from the former owners of the acquiree, the amount of any non-controlling interest in the acquiree, and the equity interests issued by the Company in exchange for control of the acquiree.
For each acquisition, management's judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting CGU's cash flows, in the computation of weighted average cost of capital ("WACC") and estimation of inflation during the identification of intangible assets with indefinite live, mainly, goodwill and developed software's, as described in Note 11.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

4.Consolidation of subsidiaries

On December 31, 2021
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership - %	Level

Pagseguro Brazil	23,863,783	15,250,100	8,613,683	1,136,230	99.99	Direct
BS Holding	545,693	7,019	538,674	84,032	99.99	Direct
Pagseg	648,175	5,870	642,305	(51,550)	99.99	Direct
PSHC	36	—	36	—	99.99	Direct
Pagbank	180,053	9,385	170,668	(3,621)	99.99	Indirect
Net+Phone	375,347	103,424	271,923	(35,806)	99.99	Indirect
Boa Compra	456,934	243,905	213,029	14,271	99.99	Indirect
BCPS	2,022	(52)	2,074	258	99.99	Indirect
Biva SEC	1,446,640	1,439,545	7,095	6,728	99.99	Indirect
Biva Serviços	42,901	5,653	37,248	5,965	99.99	Indirect
Biva Corban	21,200	5,446	15,754	12,912	99.99	Indirect
FIDC	4,770,455	816,980	3,953,475	2,294,655	100.00	Indirect
TILIX	13,972	1,573	12,399	5,017	99.99	Indirect
BancoSeguro	10,320,430	9,807,767	512,663	73,489	100.00	Indirect
Yamí	2,087	861	1,226	267	99.99	Indirect
Registra Seguro	5,000	9	4,991	(9)	99.99	Indirect
CDS	10,057	5,583	4,474	(3,157)	99.99	Indirect
Zygo	2,013	4,278	(2,265)	(9,597)	99.99	Indirect
MOIP	787,659	596,429	191,230	10,070	100.00	Indirect
Concil	2,390	3,080	(690)	(2,832)	100.00	Indirect
Pagseguro Chile	7	—	7	—	100.00	Indirect
Pagseguro Colombia	28	—	28	—	100.00	Indirect
PSGP México	1	—	1	—	100.00	Indirect
Pagseguro Peru	13	—	13	—	100.00	Indirect

On December 31, 2020
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership - %	Level

Pagseguro Brazil	20,089,735	11,716,120	8,373,615	1,238,345	99.99	Direct
BS Holding	488,173	—	488,173	54,658	99.99	Direct
Pagseg Participações	2	—	2	—	99.99	Direct
Pagbank Participações	15,001	15,000	1	—	99.99	Indirect
Net+Phone	340,829	33,100	307,729	(82,694)	99.99	Indirect
Boa Compra	431,624	268,731	162,893	29,751	99.99	Indirect
BCPS	2,410	476	1,934	(205)	99.50	Indirect
R2TECH	12,511	1,639	10,872	8,864	99.99	Indirect
BSEC	488,988	488,616	372	431	99.99	Indirect
BIVACO	18,532	660	17,872	(193)	99.99	Indirect
FIDC	3,422,207	327,070	3,095,137	1,903,304	100.00	Indirect
TILIX	8,361	979	7,382	(6,240)	99.99	Indirect
BancoSeguro	5,364,406	4,891,653	472,753	56,120	100.00	Indirect
Yamí	1,453	489	964	834	99.99	Indirect
Registra Seguro	5,000	—	5,000	(50)	99.99	Indirect
CDS	4,724	1,073	3,651	(1,430)	99.99	Indirect
Zygo	2,310	2,078	232	(1,652)	99.99	Indirect
Moip	741,689	560,536	181,153	9,207	100.00	Indirect

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
4.    Consolidation of subsidiaries (Continued)
Subsidiaries are engaged in providing financial technology solutions and services and the corresponding related activities. Pagseguro Brazil has investments in the following companies:
•Biva Sec: The company’s main objective is to acquire and securitize credit solutions of PagSeguro Group, such as, loans and credit card operation.
•FIDC: FIDC is a Brazilian investment fund that was formed on October 4, 2017 to finance the growth of PagSeguro Brazil's early payment of receivables feature by acquiring payables to third parties held by PagSeguro Brazil, as assignor. PagSeguro Brazil consolidates the financial statements of FIDC, since the risks of default and the responsibility for the payment of expenses and administration fees related to the FIDC are linked to subordinated quotas held by the PagSeguro Brazil.
    On March 29, 2018, third party investors contributed capital in the amount of R$ 20 million in FIDC, acquiring only senior and mezzanine quotas of the FIDC. On November 3, 2020 and November 1, 2021, the third party investors redeemed all of their capital related to the senior quotas and mezzanine quotas. On December 27, 2021 PagSeguro Brazil transferred 15% of their subordinated quotas to PagSeguro Digital. Therefore, as of December 31, 2021, FIDC was composed only of subordinated quotas, which are 100% owned by the PagSeguro Group.
•RegistraSeguro: On October 2, 2019, PagSeguro Brazil constituted the Company by investing R$5,000 in share capital. The company provides financial services and software developments related to financial market.
•MOIP: On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital of MOIP. The company provides an online payment platform and end-to-end payment processing for e-commerce and marketplaces (Note 11).
•Concil: On August 12, 2021, PagSeguro Brazil acquired 100% of the share capital of Concil. The company's corporate purpose is to provide professional data processing services, application service providers, internet hosting services, technical support, maintenance and other services in information technology, licensing, and assignment of the right to use computing (Note 11).

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
4. Consolidation of subsidiaries (Continued)
•PagSeg: On July 15, 2020, PagSeguro Group constituted the company, a holding company incorporated under PagSeguro Digital, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings. PagSeg subsidiaries are:
•Net+Phone: The company was mainly engaged in acquisition and selling POS devices and similar items and has focus on exploring and providing services of telecommunications in general, as well as the practice of any activities necessary or useful for the execution of these services;
•Boa Compra: Allows its clients to operate in cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey.
•BCPS: BCPS's main activity is to serve as Boa Compra's hub in Portugal and to handle part of its account management.
•CDS: On August 31, 2020, PagSeguro Brazil acquired 100% of the issued shares of CDS. Management expects that this acquisition will allow PagSeguro to expand product and services offering (note 11).
•R2TECH Informatica Ltda. (“R2TECH”): R2TECH's main activity was in the information technology industry, focused on the processing of back-office solutions, including sales reconciliation, gateway solutions and services and the capture of credit cards with acquirers and sub acquirers. On December 1, 2021, Boa Compra incorporated R2TECH.
•Biva Serviços: whose main objective is the intermediation among investors, financial institutions and credit borrowers via an electronic platform;
•Biva Corban: whose main objective is to structure peer-to-peer financing for small and medium enterprises following the crowdfunding model.
•BIVACO Holdings Ltda ("BIVACO”): BIVACO previous main objective was the intermediation among investors, financial institutions and credit borrowers via an electronic platform. On December 1, 2021, Biva Serviços reversely incorporated BIVACO.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
4.    Consolidation of subsidiaries (Continued)
•PagBank: On October 22, 2020, PagSeguro Group constituted the company, a holding company incorporated under PagSeg, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings. Pagbank subsidiaries are:
•TILIX: On December 5, 2018, PagSeguro Brazil acquired 100% of the share capital and obtained the control of TILIX. The company provides software development for managing payment solutions for B2C and B2B.
•YAMÍ: On August 9, 2019, PagSeguro Brazil acquired 100% of the share capital and obtained the control of YAMÍ. The company provides a back-office platform for e-commerce and marketplace.
•Zygo: On July 23, 2020, PagSeguro Brazil acquired 100% of the issued shares of Zygo. Management expects that this acquisition will allow PagSeguro to expand product and services offering (note 11). ZYGO is a multisided customer engagement and loyalty platform that enables micro, small and medium sized merchants to acquire, engage and grow their customer base by offering customized marketing and loyalty programs and providing consumer insights and analytics.
•BS Holding: is a holding company whose main objective is to acquire participations in other companies, mainly related to banking and financial services, as partner, shareholder or quota holder, as well as the management of these holdings. On January 4, 2019, BS Holding acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019).
•BancoSeguro holds a license to provide financial services and its main products are the deposits of Pagseguro Group customers and the service offering of banking solutions for other companies in the Group.
PSHC: On March 18, 2021, PagSeguro Group constituted this holding company incorporated under PagSeguro Digital and additionally, in third quarter of 2021, Pagseguro Group established four new subsidiaries under PSHC.
•Pagseguro Chile, Pagseguro Colombia, Pagseguro Peru and PSGP Mexico. These companies didn’t operate in the year ended December 31, 2021. Their main objective is to develop all kinds of operations directly or indirectly related to the creation, implementations, and maintenance of technological platforms for payments and especially about e-commerce or the internet in their countries. They may act, directly or indirectly as a facilitator and/or agent within payment systems and digital and electronic payment ecosystems.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

5.Segment reporting
Operating segments are determined based on the information reported and reviewed by the Board of Directors, which is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group's strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The international market represents 2.5%, 2.8% and 1.1% for the years 2021, 2020 and 2019, respectively.

6.Cash and cash equivalents

	December 31, 2021	December 31, 2020
Short-term bank deposits	569,816	415,387
Short-term investment	1,224,546	1,224,678
	1,794,362	1,640,065
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value. Short-term investments consist mainly of investments in Brazilian Treasury Bonds ("LFTs") with an average return of 100% of the Basic Interest Rate (SELIC, 9.25% per year on December 31, 2021 and 2.0% per year on December 31, 2020).

7.Financial investments
Consists of investments in Brazilian Treasury Bonds ("LFTs"), in the amount of R$ 782,647 in December 31, 2021 (R$979,837 in December 31, 2020) with an average return of 100% of the Basic Interest Rate (SELIC, 9.25% per year on December 31, 2021 and 2.0% per year on December 31, 2020), invested to comply with certain requirements for authorized payment institutions as set forth by the Brazilian Central Bank regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized gain on LFTs in the year ended December 31, 2021 totaled R$271 (loss of R$278 in year ended December 31, 2020).

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

8.Accounts receivable

	December 31, 2021						December 31, 2020
	Visa	Master	Hipercard	Elo	Amex	Total	Visa	Master	Hipercard	Elo	Total
Legal obligors
Itaú	1,333,263	2,045,133	757,306	—	—	4,135,702	774,445	2,100,129	627,463	—	3,502,037
Bradesco	1,630,756	160,690	—	842,352	296,696	2,930,494	448,592	2,043,676	—	—	2,492,268
Santander	818,937	1,464,314	—	—	3,253	2,286,504	988,772	251,808	—	250,849	1,491,429
Nubank	—	2,045,699	—	—	—	2,045,699	107,927	543,513	—	—	651,440
Banco do Brasil	1,384,872	77,639	—	467,305	—	1,929,816	1,759,911	294,631	—	409,384	2,463,926
Banco Carrefour	121,398	744,030	—	—	—	865,428	407,688	87,882	—	—	495,570
Banco Cooperativo Sicoob	216,047	633,590	—	—	—	849,637	—	—	—	—	—
Porto Seguro	550,352	141,924	—	—	—	692,276	158,879	238,196	—	223,354	620,429
CEF	206,969	136,125	—	257,929	—	601,023	—	1,421,074	—	—	1,421,074
Banco C6	—	481,017	—	—	—	481,017	—	—	—	—	—
Banco Bradescard	362,978	91,016	—	9,368	—	463,362	—	—	—	2,874	2,874
Banco Inter	—	407,601	—	—	—	407,601	—	684	—	—	684
Other (iv)	1,890,701	2,088,484	—	215,378	770	4,195,333	702,021	1,212,651	—	95,200	2,009,872
Total card issuers (i)	8,516,273	10,517,262	757,306	1,792,332	300,719	21,883,892	5,348,235	8,194,244	627,463	981,661	15,151,603

Cielo – Elo	—	—	—	—	—	42,662	—	—	—	—	209,318
Getnet	—	—	—	—	—	97,248	—	—	—	—	56,799
Other	—	—	—	—	—	11,716	—	—	—	—	29,030
Total acquirers (ii)	—	—	—	—	—	151,626	—	—	—	—	295,147

Working capital loans	—	—	—	—	—	1,069,671	—	—	—	—	330,848
Working capital loans ECL	—	—	—	—	—	(256,927)	—	—	—	—	(99,330)
Credit card receivables	—	—	—	—	—	726,095	—	—	—	—	257,338
Credit card receivables ECL	—	—	—	—	—	(174,046)	—	—	—	—	(55,728)
Other credit initiatives	—	—	—	—	—	110,050	—	—	—	—	23,360
Other credit initiatives ECL	—	—	—	—	—	(6,166)	—	—	—	—	—
Total credit receivables (iii)	—	—	—	—	—	1,468,677					456,488
Current						1,239,797					422,918
Non – Current						228,880					33,570

Other accounts receivable	—	—	—	—	—	156,700	—	—	—	—	177,771
Other accounts receivable ECL						(3,493)					(4,470)

Total accounts receivable	8,516,273	10,517,262	757,306	1,792,332	300,719	23,657,402	5,348,235	8,194,245	627,463	981,661	16,076,540
(i)    Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment.
(ii)    Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(iii)    The ECL (“expected credit losses”), are measured according to the IFRS 9. The provision rates are based on the internal credit rating that considers external information and are based on days past due. Every report date, PagSeguro reassesses the premises to adjust the historical credit loss experience with prospective information.
(iv)    Refers to other dispersed receivables from legal obligors.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
8.    Accounts receivable (Continued)
The maturity analysis of accounts receivable is as follows:

	December 31, 2021	December 31, 2020

Past due after 91 days	155,495	72,152
Past due within 31 to 90 days	32,703	15,156
Past due within 30 days	25,445	10,337
Due within 30 days	4,214,521	7,013,196
Due within 31 to 120 days	12,033,372	6,129,039
Due within 121 to 180 days	3,457,830	1,509,449
Due within 181 to 360 days	3,808,539	1,453,167
Due after 360 days	370,128	33,570
Expected credit losses	(440,631)	(159,527)
	23,657,402	16,076,540

9.Tax Receivable

	December 31, 2021	December 31, 2020

Income tax and social contribution (i)	294,955	223,057
Social integration program (ii)	167,701	151,165
Value-added tax on sales and services (iii)	—	14,646
Other	6,834	107
	469,490	388,975
(i)The increase is mainly related to withholding taxes from FIDC quotas redeemed in December 2021, amounted to R$409,084, representing withholding taxes of R$59,876.
(ii)Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services and purchase of POS devices.
(iii)Refers to the Value-added Tax on Sales and Services (ICMS) due to purchases of POS devices, the decrease is related to tax impairment realized in December 2021, in the amount of R$24,476.

10.Related-party balances and transactions
i)Balances and transactions with related parties

	December 31, 2021	December 31, 2020
	Payables	Payables

Immediate parent
UOL - sales of services (a)	16,216	15,720
UOL - shared service costs (b)	19,093	12,539
UOL – Deposits (c)	248,271	11,391

Affiliated companies
UOL Edtech Tecnologia - Deposits (c)	229,250	—
Compasso Informática S.A.(d)	12,853	—
UOL Diveo - sales of services (d)	7,612	10,218
Transfolha Transportadora e Distribuição Ltda.	—	1,933
Others	10,326	6,535
	543,621	58,336

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
10.    Related-party balances and transactions (Continued)
(a)Sales of services refers mainly to the purchase of advertising services from UOL.
(b)Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)Certificate of deposits (CD) acquired by UOL and UOL Edtech from BancoSeguro with interest rate between 110% to 120% per year of CDI. The maturity analysis is as follows:

	December 31, 2021	December 31, 2020

Due within 61 to 180 days	193,592	11,391
Due within 181 to 360 days	283,929	—
	477,521	11,391
(d)This payable refers mainly to colocation and cloud services. In 2020, these services were provided by UOL Diveo and since February 2021 these services are being provided by Compasso Informática S.A.
ii)Revenue and expense from transactions with related parties

	For the year ended December 31,
	2021		2020		2019
	Revenue	Expense	Revenue	Expense	Revenue	Expense

Immediate parent
UOL - shared service costs (a)	—	141,915	—	134,277	—	161,650
UOL - sales of services (b)	3,221	92,664	2,878	80,820	2,520	57,480
UOL - deposits (c)	—	3,797	—	2,970	—	—
Affiliated companies
UOL Diveo - sales of services (d)	—	2,887	—	49,665	—	36,790
Compasso Informática S.A.(d)	—	102,912	—	—	—	—
Transfolha Transportadora e Distribuição Ltda.	—	12,447	—	23,571	—	17,209
'UOL Edtech Tecnologia (c)	—	9,695	—	—	—	—
Others	1,013	4,082	603	2,926	35	1,035
	4,234	370,399	3,481	294,229	2,555	274,164
(a)Shared services costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses.
(b)Sale of services expenses is related to advertising services from UOL and revenue is related to intermediation fees.
(c)Expenses are related to UOL and UOL Edtech purchase of BancoSeguro's Certificate of Deposits (CD).
(d)Expenses related to colocation and cloud services. In 2020, these services were provided by UOL Diveo and since February, 2021 the same services are being provided by the affiliated company Compasso. The increase in 2021 relates to higher volume of cloud services due to the increase in active merchants and PagBank users.
iii)Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil's executive officers. The short and long-term compensation related to the executive officers for the year ended December 31, 2021 amounted to R$41,198 (December 31, 2020 - R$104,568 and R$126,749 in 2019, respectively).

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

11. Business combinations
On July 23, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of Zygo. Total consideration amounted to R$8,000 and the total net assets acquired at fair value amounted to R$1,883, resulting in the preliminary recognition of goodwill of R$6,117. In July 2021, the Company concluded the purchase price allocation and as a result in the goodwill of R$5,769, with the allocation of R$348 as non-compete agreement and software. The consideration paid in cash amounted to R$5,053 and the remaining portion of purchase price will be retained for eventual debt and paid between 3 to 5 years after acquisition.
On August 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of CDS. Total consideration paid in cash amounted to R$2,379 and the total net assets acquired at fair value amounted to R$2,379, resulting in no goodwill.
On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of MOIP. Purchase price amounted to R$358,609 and the total net assets acquired at fair value amounted to R$151,986. The initial consideration paid in cash amounted to R$307,855 and on March 8, 2021, additional amount of R$32,573 was paid. The remaining portion in amount of R$18,181 was recognized in other liabilities in non-current liabilities and will be retained for 5 years after acquisition.
The purchase price allocation ("PPA") was completed on December 31, 2020, which included the recognition of a customer portfolio with a fair value of R$58,506, resulting in the recognition of goodwill of R$148,117, which is attributable mainly to operational synergy and cost reductions. The PPA was elaborated considering projections for the period of five years based on management's budgets for MOIP and applying a long-term growth rate based on the estimated gross domestic product ("GDP") plus the estimated growth of GDP of services (fluctuating from 5.7% to 6.3% per year) in order to project future cash flows, discount rate based on WACC (fluctuating from 11.7% to 13.3% per year).
On August 12, 2021, PagSeguro Brazil acquired 100% of the share capital and obtained control of Concil. Total consideration amounted to R$43,896 and the total net assets acquired at fair value amounted to R$23,165. The consideration paid in cash amounted to R$35,000 and the remaining portion in amount of R$8,896 was recognized in other liabilities and will be retained for the achievement of metrics. Concil main activity is in the information technology industry, focused on the processing of back-office solutions, including reconciliation services for the capture of credit cards with acquirers and sub acquirers.
The preliminary purchase price allocation ("PPA") was completed on September 30, 2021, which included the recognition of a customer portfolio with a fair value of R$3,839, non-compete agreement of R$940 and software of R$33,136. The Company has also recognized a contingency liability and indemnification assets of R$7,848 resulting in the recognition of goodwill of R$20,731, which is attributable mainly to operational synergy and cost reductions.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
11.     Business combinations (Continued)
The PPA was elaborated considering projections for the period of five years based on management's budgets for Concil and applying an inflation rate plus the estimated growth of GDP of services (fluctuating from 2.0% to 4.5% per year) in order to project future cash flows, discount rate based on WACC (fluctuating from 17.5% to 19.5% per year).
These acquisitions are in accordance with PagSeguro Group's business strategies, ramping up investments on new technologies, products, and services for the Group’s digital ecosystem. The fair value of assets and liabilities acquired in 2021 (Concil) and 2020 (CDS, Zygo and MOIP) were as follows:

	December 31, 2021	December 31, 2020

Fair value of assets and liabilities acquired
Cash and cash equivalents	529	38,385
Accounts receivable acquired	540	537,570
Financial investments acquired	—	177,772
Other assets acquired	1,092	30,988
Payables to third parties assumed	—	(566,244)
Liabilities assumed	(4,020)	(42,263)
Customer portfolio, expenditures with software and others	45,763	58,506
Deferred taxes	(12,891)	(19,960)
Contingency liability	(7,848)	—
Value of net assets	23,165	214,754
Goodwill	20,731	154,234
Purchase cost	43,896	368,988
Consideration for the purchase settled in cash	35,000	315,287
Cash and cash equivalents at the subsidiary acquired	(529)	(38,385)
Amount paid on acquisitions less cash and cash equivalents acquired	34,471	276,902

12.Property and equipment
a)Property and equipment are composed as follows:

	December 31, 2021
	Cost	Accumulated depreciation	Net

Data processing equipment	106,643	(51,294)	55,349
Machinery and equipment (i)	2,798,823	(654,360)	2,144,463
Buildings Leasing	94,048	(26,928)	67,120
Other	29,909	(7,789)	22,120
Total	3,029,423	(740,371)	2,289,052

	December 31, 2020
	Cost	Accumulated depreciation	Net

Data processing equipment	77,413	(35,572)	41,841
Machinery and equipment (i)	1,881,555	(204,153)	1,677,402
Buildings Leasing	79,889	(12,623)	67,266
Other	22,116	(6,012)	16,104
Total	2,060,973	(258,360)	1,802,613

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
12. Property and equipment (Continued)
b)The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing	Other	Total

On December 31, 2019
Cost	65,116	371,741	—	12,506	449,363
Accumulated depreciation	(18,578)	(28,512)	—	(2,283)	(49,373)
Net book value	46,538	343,229	—	10,223	399,990

On December 31, 2020
Opening balance	46,538	343,229	—	10,223	399,990
Cost	12,297	1,509,814	79,890	9,609	1,611,610
Purchases	10,820	1,519,278	79,717	3,789	1,613,604
Disposals	(1,509)	(9,838)	(684)	(74)	(12,105)
Acquisition of subsidiary	2,986	375	857	5,894	10,111
Depreciation	(16,994)	(175,641)	(12,623)	(3,729)	(208,987)
Depreciation	(15,596)	(175,805)	(12,227)	(1,000)	(204,628)
Disposals	21	264	—	17	302
Acquisition of subsidiary	(1,419)	(100)	(396)	(2,746)	(4,661)
Net book value	41,841	1,677,402	67,267	16,103	1,802,613

On December 31, 2020
Cost	77,413	1,881,556	79,890	22,114	2,060,973
Accumulated depreciation	(35,572)	(204,154)	(12,621)	(6,013)	(258,360)
Net book value	41,841	1,677,402	67,269	16,101	1,802,613

On December 31, 2021
Opening balance
Cost	29,230	917,267	14,156	7,796	968,449
Purchases (ii)	29,940	931,859	15,013	10,478	987,290
Disposals	(1,226)	(14,601)	(857)	(2,902)	(19,586)
Acquisition of subsidiary	516	9	—	220	745
Depreciation	(15,722)	(450,206)	(14,305)	(1,777)	(482,010)
Depreciation	(16,407)	(453,593)	(14,804)	(3,137)	(487,941)
Disposals	1,063	3,389	499	1,445	6,396
Acquisition of subsidiary	(378)	(2)	—	(85)	(465)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052

On December 31, 2021
Cost	106,643	2,798,823	94,048	29,909	3,029,423
Accumulated depreciation	(51,294)	(654,360)	(26,928)	(7,789)	(740,371)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052
(i)Net book value of machinery and equipment are R$2,091,671 of POS devices (R$1,635,782, as of December 31, 2020), which are depreciated over 5 years. The depreciation of POS in the year ended December 31, 2021, amounted to R$448,385 (R$172,519 in the year ended December 31, 2020). On December 31, 2021, PagSeguro have contractual obligations to acquire POS Devices in the amount of R$1,650,885 (R$1,386,324 on December 31, 2020).
(ii)In January 2020, PagSeguro entered into a lease agreement until July 2026 and recorded in their financial statements, the office (right-of-use) in the amount of R$88,880, which was calculated considering the discount rate of 4.30% per year. For this leasing agreement, in 2021, PagSeguro agreed the annual lease adjustment of R$ R$ 9,986. Additionally in May 2021, PagSeguro entered into another lease agreement until January 2024 and recorded in their financial statements, the office (right-of-use) in the amount of R$5,030, which was calculated considering the discount rate of 3.35% per year. Consequently, as of December 31, 2021, PagSeguro had a lease liability presented in other current liabilities in the amount of R$15,690 and as non-current liability in the amount of R$51,521. In 2021, the Company incurred in financial expenses related to these leases of R$21.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

13. Intangible assets
a)Intangible assets are composed as follows:

	December 31, 2021
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	2,016,541	(772,804)	1,243,737
Software licenses	196,854	(53,129)	143,725
Goodwill (ii)	209,908	—	209,908
Other	67,768	(14,962)	52,806
	2,491,071	(840,895)	1,650,176

	December 31, 2020
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	1,319,061	(501,319)	817,742
Software licenses	103,256	(29,060)	74,196
Goodwill (ii)	169,667	—	169,667
Other	62,786	(771)	62,015
	1,654,770	(531,150)	1,123,620
(i)The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)The balances comprise the goodwill arising from the acquisition of the companies R2Tech, Biva, BancoSeguro, Yamí, Zygo, Moip and Concil
The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	December 31, 2021	December 31, 2021

Moip	148,117	148,117
Concil	20,731	—
Biva Serviços	14,627	—
Bivaco Holding	—	14,627
Banco Seguro	12,612	12,612
Boa Compra	6,570	—
Zygo	5,768	5,768
R2Tech	—	6,570
Yami	1,382	1,382
Total	209,806	189,075
The recoverable amount of a CGU is determined based on value-in-use calculations. The goodwill was mainly represented by the MOIP acquisition in the amount of R$148,117. The recoverability of this goodwill was tested using five-year budgets, a long-term growth rate based on estimated gross domestic product (3.34% in 2021, 2.51% in 2022, 2.44% in 2023 and 2.49% in 2024), inflation rates (3.01% in 2021, 3.39% in 2022, 3.33% in 2023 and 3.27% in 2024) metrics to project future cash flows and discount rate based on WACC (being stable to 13% per year).
For the amount of goodwill represented by the acquisition of Concil, management has reviewed the assumptions applied in the preliminary purchase price allocation prepared at the date of the transaction and no significant variances were observed from that date to December 31, 2021.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
13. Intangible assets (Continued)
For the goodwill originated by other acquisitions, the Company tested the recoverability using budgets for the period of five years for each of these companies and a long-term growth rate based on the estimative of gross domestic product (1,60% in 2022, 2,28% in 2023, 2,41% in 2024 and 2,45% in 2022) and inflation rates (4,17% in 2022, 3,34% in 2023, 3,17% in 2024 and 3,14% in 2025) applying these metrics to project future cash flows and using discount rate based on WACC (fluctuating from 8% to 13% per year) calculated by each one of Companies with goodwill.
Based on these assessments, management concluded that the book balances recorded on December 31, 2021 of the respective assets are recoverable, since the estimated value for UGC was higher than its book value and, therefore, no provision for impairment of intangible assets was accounted for.
b)The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

On December 31, 2019
Cost	787,970	58,247	54,858	4,586	905,661
Accumulated amortization	(302,031)	(13,492)	—	(585)	(316,108)
Net book value	485,939	44,755	54,858	4,001	589,553

On December 31, 2020	485,939	44,755	54,858	4,001	589,553
Opening balance
Cost	531,092	45,010	114,809	58,199	749,110
Additions (i)	485,608	42,138	134,274	58,633	720,653
Disposals (ii)	(6,308)	—	(19,465)	(447)	(26,220)
Acquisition of subsidiary (iii)	51,791	2,871	—	13	54,675
Amortization	(199,289)	(15,569)	—	(185)	(215,043)
Amortization	(164,319)	(15,153)	—	(180)	(179,652)
Disposals	2,667	—	—	—	2,667
Acquisition of subsidiary (iii)	(37,636)	(416)	—	(5)	(38,056)
Net book value	817,742	74,196	169,667	62,015	1,123,620

On December 31, 2020
Cost	1,319,061	103,256	169,667	62,786	1,654,770
Accumulated amortization	(501,319)	(29,060)	—	(771)	(531,150)
Net book value	817,742	74,196	169,667	62,015	1,123,620

On December 31, 2021
Cost	697,480	93,597	40,241	4,983	836,301
Additions (iv)	715,382	97,103	40,589	4,983	858,057
Disposals	(18,167)	(3,645)	(348)	—	(22,160)
Acquisition of subsidiary (iii)	265	139	—	—	404
Amortization	(271,485)	(24,068)	—	(14,192)	(309,745)
Amortization	(278,220)	(24,290)	—	(14,192)	(316,702)
Disposals	6,735	222	—	—	6,957
Net book value	1,243,737	143,725	209,908	52,806	1,650,176

On December 31, 2021
Cost	2,016,541	196,854	209,908	67,768	2,491,071
Accumulated amortization	(772,804)	(53,129)	—	(14,962)	(840,895)
Net book value	1,243,737	143,725	209,908	52,806	1,650,176

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
13. Intangible assets (Continued)
(i)Refers to pulverized expenditures with software and technology, mainly related to customer experience, such as, digital payment and digital banking account. Goodwill recorded in business combinations acquisitions, mainly related to MOIP and other is related to purchase price allocation of MOIP (customer portfolio).
(ii)Goodwill disposals refers to goodwill recorded in prior years related to business combinations acquisitions.
(iii)Relates to intangible assets from Concil acquired in 2021 and MOIP, ZYGO and CDS, which were acquired in 2020.
(iv)Refers to pulverized expenditures with software and technology, mainly related to customer experience functionalities, such as, digital payment and digital banking account. Goodwill recorded in business combinations acquisitions related to Concil.

14. Payables to third parties
Payables to third parties, in the amount of R$13,217,150 (R$10,101,510 as of December 31, 2020) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil's average settlement terms agreed upon with commercial establishments is up to 14 days.
From the total amount of payable to third parties, R$533,436 (R$739,951 as of December 31, 2020) refer to the balance of transactions settled on merchant's payment account and available to be used by them and R$5,167,577 (R$3,566,818 as of December 31, 2020) are the balance of the clients maintained in their banking accounts that are invested by the Company in Certificate of Deposits with 30 days of maturity and interest average rate of 59% of CDI (45% of CDI in December 2020).

15. Deposits

	December 31, 2021	December 31, 2020

Certificate of Deposit (i)	2,510,818	604,916
Interbank deposits (ii)	404,998	—
Corporate securities (iii)	218,180	161,170
	3,133,996	766,086
Current	3,056,444	571,996
Non – Current	77,552	194,090
(i)The average return is 163% of CDI (164% of CDI in December 2020). The increase is related to higher offer of CDBs products to the clients, considering this service began in 2020.
(ii)The average return is 118% of CDI.
(iii)The average return is 152% of CDI (158% of CDI in December 2020).
The maturity analysis of deposits is as follows:

	December 31, 2021	December 31, 2020

Due within 30 days	646,232	5,231
Due within 31 to 120 days	1,029,936	77,812
Due within 121 to 180 days	313,008	53,000
Due within 181 to 360 days	1,067,268	435,952
Due to 361 days or more days	77,552	194,091
	3,133,996	766,086

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
15. Deposits (Continued)
The changes in deposits were as follows:

On December 31, 2019	—
Additions	892,754
Withdraws	(130,459)
Interest	3,791
On December 31, 2020	766,086
Additions	4,929,953
Withdraws	(2,667,612)
Interest	105,596
On December 31, 2021	3,133,996

16. Salaries and social security charges

	December 31, 2021	December 31, 2020

Profit sharing	75,076	29,401
Social charges	39,200	24,776
Payroll accruals	75,151	53,264
Payroll taxes (LTIP) (i)	61,359	62,293
Other	8,938	5,464
	259,724	175,198
(i)Refers to social charges and income tax over LTIP and LTIP goals balances

17. Taxes and contributions

	December 31, 2021	December 31, 2020

Taxes
Services tax and other (i)	171,902	157,066
Value-added tax on sales and services (ii)	117	29,678
Social integration program (iii)	26,832	24,984
Social contribution on revenues (iii)	164,330	153,626
Income tax and social contribution (iv)	31,865	6,336
Other	12,479	8,841
	407,525	380,531

	December 31, 2021	December 31, 2020

Judicial deposits (v)
Services tax (i)	(159,101)	(150,121)
Value-added tax on sales and services (ii)	—	(29,114)
Social integration program (iii)	(25,789)	(24,498)
Social contribution on revenues (iii)	(158,701)	(150,756)
	(343,591)	(354,489)
	63,934	26,042
(i)Refers to tax on revenues.
(ii)In March 2021, there was a decision taken by Brazilian Supreme Court related to Value-added Tax on Sales and Services (ICMS), that beneficiated the Company. For this reason, the Company reversed the provision in the amount of R$29,114. Consequently, as the Company does not have this amount recorded in liability to make the offset with judicial deposits, the deposit is now being presented in the non-current assets as Judicial Deposits, until the withdrawal of these amounts.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
17. Taxes and contributions (Continued)
(iii)Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)Refers to the income tax and social contribution payable.
(v)The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items "i", "ii" and "iii" above.

18. Provision for contingencies
PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment includes the opinion of its external legal advisors.

	December 31, 2021	December 31, 2020

Civil	33,343	23,238
Labor	18,387	13,598
	51,730	36,836

Labor Deposits	(10,167)	(8,032)
	(10,167)	(8,032)

	41,563	28,804

Current	27,653	17,063
Non-Current	13,910	11,741
Below it’s demonstrated the movements of the provision for contingencies in the year ended December 31, 2021:

On December 31, 2019	11,849
Accrual	6,409
Acquisition of subsidiary	11,446
Settlement	(1,127)
Interest	227
On December 31, 2020	28,804
Accrual	25,907
Settlement	(17,760)
Interest	4,610
On December 31, 2021	41,563
The PagSeguro Group is party on tax and civil lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized on December 31, 2021, totaling approximately R$504,691 (December 31, 2020 - R$165,862). The PagSeguro Group is not a party to labor lawsuits involving risks classified by management as possible losses. The main tax and labor lawsuit are disclosed below:

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)
18. Provision for contingencies (Continued)
On October 15, 2021, Pagseguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation ("IOF") on intercompany loans. IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$239,812.
The Company has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.
Additionally, PagSeguro in 2021 has one labor contingency in the amount of R$68,534.

19. Borrowings
In November 2021, the Group entered in a US$180 million borrowing agreement with maturity in one-year from the execution date and the payment will occur in a single instalment as the due date. Interest on the borrowing is paid on the maturity of the operation, together with the total settlements of the financial instruments. On December 31, 2021, the borrowing amounted to R$1,005,787, of which R$1,297 related to interest.
In the same operation, the Company contracted derivative financial instruments (“Swaps”) for the borrowing in foreign currency, with the specific objective of protecting said borrowing from fluctuations arising from exchange variation, with the final remuneration, considering all the costs of the operation, equivalent to 109.4% of the CDI. In 2021, the Company incurred in financial expenses in the amount of R$14,317.
That capture was directed to working capital helping to financing the operation and it is not linked to borrowing limits or covenants.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

20. Income tax and social contribution
a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences assets (ii)	Other temporary differences liability (iii)	Total

Deferred tax
On December 31, 2019	50,134	5,618	(161,211)	153,632	(679,123)	(630,950)
Included in the statement of income	17,446	(721)	(117,073)	29,462	(348,666)	(419,552)
Other	1,259	—	313	(276)	(94)	1,202
On December 31, 2020	68,839	4,897	(277,971)	182,818	(1,027,883)	(1,049,300)
Included in the statement of income	(2,524)	(5,084)	(157,885)	170,895	(207,344)	(201,942)
Other	4,468	—	8,617	(93)	(32,748)	(19,756)
On December 31, 2021	70,783	(187)	(427,239)	353,620	(1,267,975)	(1,270,998)

Deferred tax asset						120,762
Deferred tax liability						(1,391,760)
(i) Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.
(ii) The main other assets temporary difference refers to expected credit losses (note 8) and taxes and contributions (note 17).
(iii) The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.
b)Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for years ended December 31, 2021, 2020 and 2019:

	For the year ended
	December 31, 2021	December 31, 2020	December 30, 2019

Profit for the year before taxes	1,488,027	1,774,691	1,912,539
Statutory rate	34%	34%	34%
Expected income tax and social contribution	(505,929)	(603,395)	(650,263)

Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	704	(7,175)	(814)
R&D and technological innovation benefit (i)	187,207	134,247	86,665
Different tax rates	(20,839)	(6,316)	3,575
Unrecorded deferred taxes	14,625	—	—
Other additions	2,488	248	15,323
Income tax and social contribution expense	(321,744)	(482,391)	(545,514)

Effective rate	22%	27%	29%
Income tax and social contribution - current	(119,801)	(62,840)	(24,471)
Income tax and social contribution - deferred	(201,942)	(419,551)	(521,043)
(i)    Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see Note 13.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

21. Equity
a)    Share capital
On December 31, 2021, share capital is represented by 329,608,226 common shares, per value of US$0.000025. Share capital is composed of the following shares for the year ended December 31, 2021:

December 31, 2019 shares outstanding	328,855,412
Treasury shares	(350,006)
Long-Term Incentive Plan	1,058,509
Repurchase of common shares	(547,543)
December 31, 2020 shares outstanding	329,016,372
Treasury shares	1,520,065
Long-Term Incentive Plan	758,024
Repurchase of common shares	(1,686,235)
December 31, 2021 shares outstanding	329,608,226
b)    Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For the year ended December 31, 2021, the Company recognize LTIP capital movement by issuing new shares of R$138,665 (R$3,834 in the year ended December 31, 2020).
c)    Share based long-term incentive plan (LTIP and LTIP goals)
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.
This arrangement is classified as equity settled. For the year ended December 31, 2021, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$305,408 (R$75,218 in the year ended December 31, 2020). On December 31, 2021, the amount of R$61,359 (R$62,293 on December 31, 2020) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 16).
The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of the Company’s issued share capital at any time. On December 31, 2021, total shares granted were 6,167,108, and the total shares issued were 5,907,695.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

21. Equity (Continued)
d)    OCI and equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, which amounted to a loss of R$117 in the year ended on December 31, 2021 (gain of R$959 in the year ended December 31, 2020). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The Financial investments mentioned in Note 7 were classified at fair value through other comprehensive income. Unrealized gain on LFTs in the year ended December 31, 2021, totaled R$271 (loss of R$278 in the year ended December 31, 2020).
The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of December 31, 2020).
e)    Treasury shares
On October 30, 2018, PagSeguro Digital's board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the year ended December 31, 2021, 2020:

	Shares	Amount	Average Price (US$)

December 31, 2019 treasury shares	518,642	41,267	20.09

Repurchase of common shares	547,543	44,775	16.13
Long-Term Incentive Plan	(897,549)	(72,433)	18.06
December 31, 2020 treasury shares	168,636	13,609	18.06

Repurchase of common shares	1,686,235	284,812	30.23
Long-Term Incentive Plan	(166,170)	(13,410)	18.06
December 31, 2021 treasury shares	1,688,701	285,011	30.23

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

22. Earnings per share
a)    Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the year ended December 31, 2021, 2020 and 2019:

	For the year ended December 31.
	2021	2020	2019

Profit attributable to stockholders of the Company	1,166,102	1,291,658	1,365,597
Weighted average number of outstanding common shares (thousands)	330,310,786	329,292,240	328,169,609
Basic earnings per share - R$	3,5303	3,9225	4,1613
b)    Diluted
Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	For the year ended December 31,
	2021	2020	2019

Profit used to determine diluted earnings per share	1,166,102	1,291,658	1,365,597
Weighted average number of outstanding common shares (thousands)	330,310,786	329,292,240	328,169,609
Weighted average number of shares that would have been issued at average market price	1,864,038	521,937	1,090,047
Weighted average number of common shares for diluted earnings per share (thousands)	332,174,824	329,814,177	329,259,656
Diluted earnings per share - R$	3,5105	3,9163	4,1475

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

23. Total revenue and income

	For the year ended December 31,
	2021	2020	2019

Gross revenue from transaction activities and other services (i)	7,574,728	5,059,464	3,862,627
Gross revenue from sales (ii)	—	—	243,728
Gross financial income (iii)	3,587,823	2,193,961	2,054,430
Other financial income (iv)	149,491	128,595	126,404
Total gross revenue and income	11,312,042	7,382,020	6,287,189

Deductions from gross revenue from transactions activities and other services (v)	(789,922)	(550,744)	(486,559)
Deductions from gross revenue from sales (ii)	—	—	(69,502)
Deductions from gross financial income (vi)	(73,398)	(16,603)	(23,919)
Total deductions from gross revenue and income	(863,320)	(567,347)	(579,980)

Total revenue and income	10,448,722	6,814,673	5,707,209
(i)In the year ended December 31, 2021, R$268,931 corresponds to membership fee (R$140,803 in the year ended December 31, 2020).
(ii)On September 1st, 2019, the Company changed its POS police to merchants from sale to membership fee.
(iii)Includes interest income from early payment of notes payable to third parties.
(iv)Includes (a) interest of financial investments and (b) gain on exchange variation.
(v)Deductions consist of transactions taxes. Additionally, in the year ended December 31, 2021, R$24,876 (R$13,314 in the year ended December 31, 2020) correspond to membership fee taxes.
(vi)Deductions consist of taxes on financial income.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

24. Expenses by nature

	For the year ended December 31,
	2021	2020	2019
Transactions costs (i)	(4,321,135)	(2,773,436)	(1,815,374)
Cost of goods sold (ii)	—	—	(463,293)
Marketing and advertising	(791,134)	(510,840)	(476,466)
Personnel expenses (iii)	(1,074,249)	(619,137)	(399,104)
Financial expenses (iv)	(790,635)	(109,232)	(38,138)
Chargebacks and ECL (v)	(664,268)	(288,309)	(200,633)
Depreciation and amortization (vii)	(768,593)	(376,335)	(128,348)
Other (vi)	(550,681)	(362,693)	(273,314)
	(8,960,695)	(5,039,982)	(3,794,670)
Classified as:
Cost of services	(5,775,895)	(3,772,298)	(2,236,066)
Cost of sales	—	—	(526,021)
Selling expenses	(1,523,908)	(617,463)	(565,170)
Administrative expenses	(877,559)	(563,893)	(427,366)
Financial expenses	(790,635)	(109,232)	(38,138)
Other income (expenses), net	7,302	22,904	(1,909)
	(8,960,695)	(5,039,982)	(3,794,670)
(i)The increase is mainly represented by: (i) costs related to freight, maintenance of POS and storage costs in the amount R$242,834 for year ended December 31, 2021 (R$212,813 and R$120,870 for years ended December 31, 2020 and 2019), (ii) costs related to interchange fees of card issuers were the amount of R$3,043,591 for the year ended December 31, 2021 (R$1,680,441 and R$1,390,600 for years ended December 31, 2020 and 2019), (iii) card scheme fees in the amount of R$653,224 for the year ended December 31, 2021 (R$432,361 and R$292,629 for years ended December 31, 2020 and 2019) and (iv) in 2021, PagSeguro had a cost of R$117,547 related to PagPhone net realizable value and obsolescence adjustment.
(ii)On September 1st, 2019, the Company changed its POS police to merchants from sale to membership fee.
(iii)Includes R$370,629, R$207,012 and R$156,273 of compensation expenses related to the LTIP and LTIP goals for the years ended December 31, 2021, 2020 and 2019, respectively. The increase in personnel expenses is mainly related to the LTIP and LTIP goals expenses and Hubs’ workforce expansion.
(iv)Relates mainly to the early collection of receivables, which amounted to R$426,992 in the year ended December 31, 2021 (R$49,204 and R$20,570 in the years ended December 31, 2020 and 2019). The remaining increase is related to expenses with higher amount of interests on deposits due to the increase of Brazilian interest rates and exchange rate in foreign currency.
(v)Chargebacks refer to losses recognized during the period related to card processing operations (acquiring and issuing), losses on digital accounts and provision for delinquency rate of credit portfolio, as detailed in Note 26. In the first quarter of 2021, the amount of R$73,356 is represented by inappropriate use of a system functionality implemented in the past, allowing unappropriated transactions by digital accounts customers and unexpected chargebacks on digital account losses for specific group of customers with higher credit risk for a new product. For all these facts, the corresponding root cause was identified and appropriately addressed by Pagseguro management, and there were no losses from these matters in second and third quarters of 2021. Additionally, the increase is related to credit initiatives ECLs as detailed in note 8.
(vi)In the year ended December 31, 2021, includes R$29,114 related to the reversal in the tax payable as detailed in Note 17 and R$24,476 related to an impairment of tax recoverable as detailed in Note 9. In the year ended December 31, 2020, includes R$84,294 related to the reversal of taxation of PIS/COFINS on financial income.
(vii)Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

24. Expenses by nature (Continued)

	For the year ended December 31,
	2021	2020	2019
Depreciation
Cost of sales and services (i)	(464,411)	(187,284)	(33,421)
Selling expenses	(89)	(25)	(28)
Administrative expenses	(23,439)	(17,319)	(4,421)
	(487,939)	(204,628)	(37,870)
Amortization
Cost of sales and services	(295,218)	(174,943)	(97,765)
Administrative expenses	(21,484)	(4,709)	(1,892)
	(316,702)	(179,652)	(99,657)
PIS and COFINS credits (ii)	36,048	7,945	9,179
Depreciation and amortization expense, net	(768,593)	(376,335)	(128,348)
(i)The depreciation of POS in the year ended December 31, 2021, amounted to R$448,385 (R$172,519 in the year ended December 31, 2020).
(ii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

25. Financial instruments by category
The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.
The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance. The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

25. Financial instruments by category (Continued)
The PagSeguro Group classifies its financial instruments into the following categories:

	December 31, 2021	December 31, 2020
Financial assets
Amortized cost:
Cash and cash equivalents	1,794,362	1,640,065
Accounts receivables	23,657,402	16,076,540
Other receivables	206,486	164,805
Judicial deposits	40,224	7,449
Investment	1,406	1,400
Fair value through other comprehensive income
Financial investments	782,647	979,837

	26,482,527	18,870,096

	December 31, 2021	December 31, 2020
Financial liabilities
Amortized cost:
Payables to third parties	13,217,150	10,101,510
Trade payables	578,004	335,539
Trade payables to related parties	543,621	58,336
Deposits	3,133,996	766,086
Borrowings	1,005,787	—
Deferred revenue	179,866	213,555
Other liabilities	143,884	159,198
Fair value through profit or loss
Derivative financial instruments	14,317	—
	18,816,625	11,634,224

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

26. Financial Risk Management
The PagSeguro Group's activities expose it to a variety of financial risks: market risk, fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group's financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of December 31, 2021. For this analysis, the Group adopted as a probable scenario for 2022 interest rates of 11.5% for the CDI (increase of 25%). As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities and borrowings) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (9.15%)	Probable scenario with increase of 25% (to 11.5%)

Cash and cash equivalents	100% of CDI	1,794,362	164,184	206,352
Financial investments	100% of CDI	782,647	71,612	90,004
Certificate of deposit	163% of CDI	2,510,818	(374,476)	(470,653)
Interbank deposits	118% of CDI	404,998	(43,728)	(54,958)
Corporate securities	152% of CDI	218,180	(30,345)	(38,138)
Bank accounts (note 14)	59% of CDI	5,167,577	(278,972)	(350,620)
Borrowings	109% of CDI	1,005,787	(100,312)	(126,075)
Total			(592,037)	(744,088)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. The Company’s risk is mainly related to Boa Compra and BCPS that have revenues in other currencies and cash and cash equivalents maintained in other countries. Additionally, as mentioned in note 16, in November 2021, the Group entered in a US$180 million borrowing agreement and also contracted a derivative financial instrument with the specific objective of protecting from fluctuations arising from exchange variation. Our exchange income (expense), are demonstrated below:

	December 31, 2021	December 31, 2020
Exchange variation on P&L, net	(10,645)	55,217

investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

26. Financial Risk Management (Continued)
Equity price risk
The Group's non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of December 31, 2021, and December 31, 2020, the exposure to equity price from such investments was not material.
Fraud risk (chargeback)
The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
(i)The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.
(ii)The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds. PagSeguro’s expenses with chargeback, which was impacted by specific events in the year ended December 31, 2021, are disclosed in Note 24.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for the customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

26. Financial Risk Management (Continued)
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii)Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.
PagSeguro has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On December 31, 2021, PagSeguro Group held cash and cash equivalents of R$1,794,362 (R$1,640,065 on December 31, 2020).
The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
On December 31, 2021
Payables to third parties	10,415,882	1,770,271	504,444	526,553	—
Trade payables	573,570	4,339	95	—	—
Trade payables to related parties	—	259,216	5,691	323,203	—
Deposits	655,289	1,073,239	334,942	1,201,888	90,595
Borrowings	—	—	—	1,114,211	—

On December 31, 2020
Payables to third parties	8,348,127	1,146,136	300,058	299,645	7,544
Trade payables	332,733	2,806	—	—	—
Trade payables to related parties	—	46,945	5,132	6,438	—
Deposits	5,231	77,812	53,000	435,952	194,091

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

27. Capital management
The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

December 31, 2021

Borrowings	1,005,787
(-) Cash and cash equivalents	(1,794,362)
Net debt	(788,575)
Total equity	10,502,198
Total capital	9,713,623
Gearing ratio	(8.1)%

28. Non-cash Transactions

	For the year ended December 31,
	2021	2020	2019
Non-cash operation activities
Distribution of LTIP with treasury shares	13,410	72,433	—
Transfer of POS from inventory to property and equipment	—	—	(42,429)

Non-cash investing activities
Property and equipment acquired through lease	15,016	79,031	—
MTM of financial investments	271	(278)	(28)
Income taxes on the fair value of acquired assets	32,748	—	—
Unpaid consideration for acquisition	8,896	68,701	1,961

Non-cash financing activities
Unpaid consideration for acquisition of non-controlling shares	—	—	1,574

29. Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

29. Fair value measurement (Continued)
The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of December 31, 2021:

	December 31, 2021
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	446,322	1,348,040	—
Financial investments	782,647	—	—
Accounts receivable	—	23,657,402	—
Other receivables	—	206,486	—
Judicial deposits	—	40,224	—
Investment	—	—	1,406
Financial liabilities
Payables to third parties	—	13,217,150	—
Trade payables	—	578,004	—
Trade payables to related parties	—	543,621	—
Deposits	—	3,133,996	—
Borrowings	—	1,005,787	—
Derivative financial instruments	—	14,317	—
Deferred revenue	—	179,866	—
Other liabilities	—	143,884	—

	December 31, 2020
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	321,674	1,318,391	—
Financial investments	979,837	—	—
Accounts receivable	—	16,076,540	—
Other receivables	—	164,805	—
Judicial deposits	—	7,449	—
Investment	—	—	1,400
Financial liabilities
Payables to third parties	—	10,101,510	—
Trade payables	—	335,539	—
Trade payables to related parties	—	58,336	—
Deposits	—	766,086	—
Deferred revenue	—	213,555	—
Other liabilities	—	159,198	—
The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2021.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 22, 2022

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer